UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 2, 2007

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas   **77002**
(Address of principal executive offices)   (Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I.   Price Risk Management

(a)   With the objective of enhancing the certainty of future revenues, from time to time EOG Resources, Inc. (EOG) enters into New York Mercantile Exchange related financial commodity collar and price swap contracts. EOG accounts for these financial commodity derivative contracts using the mark-to-market accounting method. In addition to financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

(b)   For the third quarter of 2007, EOG anticipates a net gain of $43.6 million from its natural gas and crude oil financial price swap contracts. During the third quarter of 2007, net cash inflow related to settled natural gas and crude oil financial price swap contracts was $33.3 million.

II.   Natural Gas Financial Price Swap Contracts

(a)   For the third quarter of 2007, EOG anticipates a gain of $48.4 million from its natural gas financial price swap contracts. During the third quarter of 2007, net cash inflow related to settled natural gas financial price swap contracts was $30.8 million.

(b)   Since EOG filed its Quarterly Report on Form 10-Q on August 2, 2007, EOG has entered into additional natural gas financial price swap contracts covering notional volumes of 40,000 million British thermal units per day (MMBtud) for the period January 2008 through December 2008 at an average price of $8.06 per million British thermal units (MMBtu). The average price of EOG's natural gas financial price swap contracts outstanding for 2007 is $9.93 per MMBtu and for 2008 is $8.64 per MMBtu. Presented below is a comprehensive summary of EOG's natural gas financial price swap contracts as of October 2, 2007, with notional volumes expressed in MMBtud and prices in dollars per million British thermal units ($/MMBtu).

Natural Gas Financial Price Swap Contracts		
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2007		
October (closed)	120,000	$ 9.14
November	120,000	9.94
December	120,000	10.70
2008		
January	200,000	$ 9.20
February	200,000	9.21
March	200,000	9.02
April	200,000	8.16
May	200,000	8.11
June	200,000	8.19
July	200,000	8.27
August	200,000	8.35
September	200,000	8.40
October	200,000	8.50
November	200,000	8.94
December	200,000	9.39

III.   *Crude Oil Financial Price Swap Contracts*

(a)   For the third quarter of 2007, EOG anticipates a loss of $4.8 million from its crude oil financial price swap contracts. During the third quarter of 2007, net cash inflow related to settled crude oil financial price swap contracts was $2.5 million.

(b)   EOG has not entered into any additional crude oil financial price swap contracts since EOG filed its Quarterly Report on Form 10-Q on August 2, 2007, which provided an update of all such financial contracts as of that date. The average price of EOG's crude oil financial price swap contracts outstanding is $77.74 per barrel. Presented below is a comprehensive summary of EOG's crude oil financial price swap contracts as of October 2, 2007, with notional volumes expressed in barrels per day (Bbld) and prices in dollars per barrel ($/Bbl).

Crude Oil Financial Price Swap Contracts		
	Volume (Bbld)	Weighted Average Price ($/Bbl)
2007		
October	4,000	$77.91
November	4,000	77.75
December	4,000	77.57

IV.   Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;

- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: October 2, 2007   By: /s/ TIMOTHY K. DRIGGERS

Timothy K. Driggers
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)